Exhibit 77(i)

Terms of New or Amended Securities

At the September 30, 2010 Board meeting, the Board of Trustees of ING Mutual Funds (“IMF”) approved the establishment of ING International Growth Fund and approved the filing with the U.S. Securities and Exchange Commission of a post-effective amendment to IMF’s registration statement registering shares of ING International Growth Fund.